Pricing Supplement (To Prospectus dated December 30, 2022 and Series A Prospectus Supplement dated December 30, 2022) November 24, 2025	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-268718 and 333-268718-01

BofA Finance LLC

$500,000,000

Fixed Rate Callable Notes, due November 26, 2027

Fully and Unconditionally Guaranteed by Bank of America Corporation

●	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a consolidated finance subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”). The notes are fully and unconditionally guaranteed by the Guarantor. All payments and the return of the principal amount on the notes are subject to our credit risk, as issuer of the notes, and the credit risk of BAC, as guarantor.
●	The notes priced on November 24, 2025. The notes will mature on November 26, 2027. At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.
●	Interest will be paid on February 26, May 26, August 26 and November 26 of each year, commencing on February 26, 2026, with the final interest payment date scheduled to occur on the maturity date.
●	The notes will accrue interest at the fixed rate of 4.15% per annum.
●	We have the right to redeem all, but not less than all, of the notes on May 26, 2026, and on each subsequent Call Date (as defined on page PS-2). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.
●	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess of $1,000.
●	The notes will not be listed on any securities exchange.
●	The CUSIP number for the notes is 09711CAJ3.

Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-6 of the attached prospectus supplement, and page 7 of the attached prospectus.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price (1)	100.00%	$500,000,000
Underwriting Discount (1)(2)	0.20%	$ 1,000,000
Proceeds (before expenses) to BofA Finance	99.80%	$499,000,000

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as

$998.00 (99.80%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2) We or one of our affiliates may pay varying selling concessions of up to 0.20% in connection with the distribution of the notes to other registered broker-dealers.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information discussed in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission, nor any state securities commission, nor any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on November 26, 2025 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 30, 2022

BofA Securities

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated December 30, 2022, as supplemented by the Series A prospectus supplement, dated December 30, 2022 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

•	Issuer:	BofA Finance LLC

•	Guarantor:	Bank of America Corporation

•	Title of the Series:	Fixed Rate Callable Notes, due November 26, 2027

•	Aggregate Principal Amount Initially Being Issued:	$500,000,000

•	Issue Date:	November 26, 2025

•	CUSIP No.:	09711CAJ3

•	Maturity Date:	November 26, 2027

•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

•	Ranking of Notes and Guarantee:	Senior, unsecured

•	Day Count Fraction:	30/360

•	Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

•	Interest Payment Dates:	February 26, May 26, August 26 and November 26 of each year, beginning on February 26, 2026, with the final interest payment date scheduled to occur on the maturity date.

•	Interest Rates:	The notes will accrue interest at the fixed rate of 4.15% per annum.

•	Call Dates:	Each Interest Payment Date from and including May 26, 2026 to and including August 26, 2027.

•	Optional Early Redemption:	We have the right to redeem all, but not less than all, of the notes on any Call Date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice at least five business days but not more than 60 calendar days before the specified Call Date.

•	Business Days:	If any interest payment date, any Call Date, or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

•	Repayment at Option of Holder:	None

•	Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.

•	Events of Default and Rights of Acceleration:	If an event of default (as defined in the indenture relating to the notes) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration; Covenant Breaches” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc.

•	Fees and Charges:	None

•	Listing:	The public offering price of the notes includes the underwriting discount of 0.20% as listed on the cover page and may include an additional hedging-related charge of up to $0.50 per $1,000 in principal amount of the notes that is more fully described on page PS-9.

Certain terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Structure-related Risks

The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any Call Date on or after May 26, 2026. If you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our other interest bearing debt securities having a maturity comparable to the remaining term of the notes. No further payments will be made on the notes after they have been redeemed.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk.

Payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our respective obligations, including any obligations under the notes. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes generally depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Holders of the notes will have recourse only to a single claim against the Guarantor and its assets under the Guarantor’s guarantee of the notes, and holders of the notes should accordingly assume that in any bankruptcy, resolution or similar proceeding, they would not have priority over, and should be treated equally with, the claims of all other unsecured and unsubordinated obligations of the Guarantor, including claims of holders of unsecured senior debt securities issued by the Guarantor.

The Guarantor’s ability to make payments under its guarantee of the notes will depend upon its receipt of funds from its subsidiaries, and applicable laws and regulations, and actions taken under the Guarantor’s resolution plan, could restrict the ability of its subsidiaries to transfer such funds. The Guarantor is a holding company and conducts substantially all of its operations through its subsidiaries. The Guarantor’s ability to make payments under its guarantee of our payment obligations on the notes depends upon the Guarantor’s receipt from its subsidiaries of dividends and other distributions, loans, advances and other payments. Any inability of these subsidiaries to pay dividends or make payments to the Guarantor may adversely affect the Guarantor’s cash flow and financial condition. Many of these subsidiaries, including bank and broker-dealer subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Guarantor or to its other subsidiaries. In addition, the Guarantor’s bank and broker-dealer subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements. Lower earnings in these subsidiaries can reduce the amount of funds available to the Guarantor. Adverse business and economic conditions, including changes in interest and currency exchange rates, illiquidity or volatility in areas where the Guarantor has concentrated credit risk, and a failure in or breach of its operational or security systems or infrastructure, could affect its businesses and results of operations. Intercompany arrangements the Guarantor has entered into in connection with its resolution planning could restrict the amount of funding available to it from its subsidiaries under certain adverse conditions, as described below under “—A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes.” These restrictions could prevent the Guarantor’s subsidiaries from paying dividends or making other distributions to the Guarantor or otherwise providing funds to the Guarantor that the Guarantor needs in order to make payments under its guarantee of our payment obligations on the notes. Also, the Guarantor’s right to participate in any distribution of assets of any of its subsidiaries upon such subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of the Guarantor’s claims as a creditor of such subsidiary may be recognized.

A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes. The Guarantor is required periodically to submit a plan to its primary regulatory authorities describing its resolution strategy under the U.S. Bankruptcy Code in the event of material financial distress or failure. In the Guarantor’s current plan, its preferred resolution strategy is a single point of entry strategy. This strategy provides that only the Guarantor (the parent holding company) files for resolution under the U.S. Bankruptcy Code and contemplates providing certain key operating subsidiaries with sufficient capital and liquidity to operate through severe stress and to enable such subsidiaries to continue operating or be wound down in a solvent manner following a Guarantor bankruptcy. The Guarantor has entered into intercompany arrangements governing the contribution of capital and liquidity with these key subsidiaries. As part of these arrangements, the Guarantor has transferred most of its assets (and has agreed to transfer additional assets) to a wholly-owned holding company subsidiary in exchange for a subordinated note. Certain of the Guarantor’s remaining assets secure its ongoing obligations under these intercompany arrangements. The wholly-owned holding company subsidiary also has provided a committed line of credit that, in addition to the Guarantor’s cash, dividends and interest payments, including interest payments the Guarantor receives in respect of the subordinated note, may be used to fund the Guarantor’s obligations. These intercompany arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Guarantor to contribute its remaining financial assets to the wholly-owned holding company subsidiary if the Guarantor’s projected liquidity resources deteriorate so severely that resolution becomes imminent, which could materially and adversely affect the Guarantor’s liquidity and ability to meet its payment obligations, including under its guarantee of our payment obligations on the notes. In addition, the Guarantor’s preferred resolution strategy could result in holders of the notes being in a worse position and suffering greater losses than would have been the case under bankruptcy or other resolution scenarios or plans.

Under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Financial Reform Act”), when a global systemically important banking organization (“G-SIB”), such as the Guarantor, is in default or danger of default, the Federal Deposit Insurance Corporation (“FDIC”) may be appointed receiver in order to conduct an orderly liquidation of such institution. In the event of such appointment, the FDIC could, among other things, invoke the orderly liquidation authority, instead of the U.S. Bankruptcy Code, if the Secretary of the U.S. Department of Treasury makes certain financial distress and systemic risk determinations. In 2013, the FDIC issued a notice describing its preferred “single point of entry” strategy for resolving a G-SIB. Under this approach, the FDIC could replace the Guarantor with a bridge holding company, which could continue operations and result in an orderly resolution of the underlying bank, but whose equity would be held solely for the benefit of the Guarantor’s creditors. The FDIC’s single point of entry strategy may result in holders of the notes suffering greater losses than would have been the case under a bankruptcy proceeding or a different resolution strategy with respect to payments received under the Guarantors’ guarantee of the notes.

The Guarantor’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of the Guarantor’s subsidiaries. Because the Guarantor is a holding company, its right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. As a result, any obligations of the Guarantor under its guarantee of the notes will be structurally subordinated to all existing and future liabilities of the Guarantor’s subsidiaries, and claimants should look only to the assets of the Guarantor for payments under the Guarantor’s guarantee of the notes. Further, creditors of the Guarantor’s subsidiaries recapitalized pursuant to the Guarantor’s resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including the Guarantor’s contributed assets. In addition, any obligations of the Guarantor under its guarantee of the notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to the Guarantor’s secured obligations to the extent of the value of the assets securing such obligations.

Each of BofA Finance LLC and the Guarantor is permitted to sell, convey or transfer all or substantially all of its assets to one or more of the Guarantor’s majority-owned subsidiaries and, in either such event, such subsidiary or subsidiaries will not be required under the indenture relating to the notes to assume our obligations under the notes or the Guarantor’s obligations under its guarantee of the notes, as the case may be. We and the Guarantor each may sell, convey or transfer all or substantially all of its assets to one or more entities that are direct or indirect majority-owned subsidiaries of the Guarantor in which the Guarantor and/or one or more of its subsidiaries owns more than 50% of the combined voting power, and under the indenture under which the notes will be issued, including the provisions thereof relating to the Guarantor’s guarantee of the notes, such subsidiary or subsidiaries will not be required to assume our obligations under the notes or the Guarantor’s obligations under its guarantee thereof, as the case may be. In either such event, (i) we will remain the sole obligor on the notes and the Guarantor will remain the sole obligor on the guarantee of the notes, as the case may be, (ii) creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims and (iii) obligations of the Guarantor under its guarantee of our notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such transferred assets. See “Description of Debt Securities of BofA Finance LLC—Limitation on Mergers and Sales of Assets” beginning on page 52 of the accompanying prospectus for more information.

The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor; events of bankruptcy or insolvency or resolution proceedings relating to the Guarantor and covenant breach by the Guarantor will not constitute an event of default with respect to the notes. The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor. In addition, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor will not constitute an event of default with respect to the notes. Furthermore, it will not constitute an event of default with respect to the notes if the guarantee by the Guarantor ceases to be in full force and effect for any reason. Therefore, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor (in the absence of any such event occurring with respect to us) will not permit the notes to be declared due and payable. In addition, a breach of a covenant by the Guarantor (including, for example, a breach of the Guarantor’s covenants with respect to mergers or the sale of all or substantially all its assets) will not permit the notes to be declared due and payable. The value you receive on the notes may be significantly less than what you otherwise would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor or the breach of a covenant by the Guarantor or upon the Guarantor’s guarantee ceasing to be in full force and effect.

Valuation and Market-related Risks

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging. In addition to the underwriting discount, the public offering price is expected to include a hedging-related charge, which reflects an estimated profit earned by one of our affiliates from the hedging-related transactions associated with the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” for more information. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofA Securities, Inc. ("BofAS") and its affiliates. All of these charges related to the notes reduce the economic terms of the notes.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, BofAS, will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	our right to redeem the notes on the dates set forth above;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);

•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our and BAC’s financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Conflict-related Risks

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our broker-dealer affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We also expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates, including BofAS, receive for the sale of the notes, which creates an additional incentive to sell the notes to you. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading and hedging activities could influence secondary trading in the notes or otherwise could be adverse to your interests as a holder of the notes.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. Holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. Holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The notes will be treated as debt instruments for U.S. federal income tax purposes. The notes provide for a fixed rate of interest. A U.S. Holder will be required to include payments of interest on the notes as ordinary income as such interest payments accrue or are received (in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes).

You should consult the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders” as it relates to fixed rate debt instruments not bearing OID in the accompanying prospectus for a description of the consequences to you of the ownership and disposition of the notes.

Upon the sale, exchange, redemption, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by any OID, market discount, de minimis OID, or de minimis market discount previously included in income with respect to the note, and decreased by the amount of any premium previously amortized to reduce interest on the note and the amount of any payment (other than a payment of qualified stated interest) received in respect of the note.

Except as discussed in the prospectus with respect to market discount, gain or loss realized on the sale, exchange, redemption, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 16, 2025 which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2025.

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

Our broker-dealer affiliate, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the distribution agreement described in “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-54 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. We or one of our affiliates may pay varying selling concessions of up to 0.20% in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees, or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as $998.00 per $1,000 in principal amount of the notes.

If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

In order to meet our payment obligations under the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements may include a hedging-related charge of up to $0.50 per $1,000 in principal amount of the notes, reflecting an estimated profit to be credited to BofAS or one of its affiliates from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or one of its affiliates or any third party hedge providers.

All charges related to the notes, including the underwriting discount and the hedging-related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see the section above, “Risk Factors—We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs” and “Risk Factors—Our trading and hedging activities may create conflicts of interest with you.”

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

BofAS may sell the notes to other broker-dealers, including our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), that will participate in the offering, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. For a portion of the notes where Wells Fargo Securities, LLC (“WFS”) acts as an agent, BofAS will sell the notes to WFS at the initial price to public set forth on the cover page of this pricing supplement less a concession not in excess of 0.15% of the principal amount.

BofAS and any of our other broker-dealer affiliates, including MLPF&S, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. However, none of BAC, BofAS or any of our broker-dealer affiliates are obligated to engage in any secondary market transactions and/or market-making transactions or otherwise purchase the notes from the holders in such transactions.

European Economic Area, United Kingdom and Luxembourg

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition Of Sales To EEA And United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BAC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

Luxembourg

This pricing supplement, prospectus supplement and the accompanying prospectus have not been approved by and will not be submitted for approval to the Luxembourg financial sector supervisory authority (Commission de Surveillance du Secteur Financier) (the “CSSF”) for purposes of a public offering or sale in Luxembourg. Accordingly, the notes may not be offered or sold to the public in Luxembourg, directly or indirectly, and neither this pricing supplement, prospectus supplement and the accompanying prospectus nor any other offering materials relating to the notes, form of application, advertisement or other material related to such notes may be distributed, or otherwise be made available in or from, or published in, Luxembourg except in circumstances where the offer benefits from an exemption to or constitutes a transaction otherwise not subject to the requirement to publish a prospectus for the purpose of the Regulation (EU) 2017/1129 and the Luxembourg law of 16 July 2019 on prospectuses for Securities.